WIZZARD SOFTWARE CORPORATION

5001 Baum Boulevard, Suite 770

Pittsburgh, Pennsylvania  15213

Telephone:  (412) 621-0902

June 4, 2009

Katherine Wray, Esq.

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Registration Statement on Form S-3-A1 of Wizzard Software Corporation, a

Colorado corporation (the “Company”)

Commission File No. 333-158996

Dear Ms. Wray:

The Company respectfully requests acceleration of effectiveness of the above-referenced Registration Statement to 3:00 p.m. EDT on Friday, June 5, 2009.

The Company acknowledges that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much.

WIZZARD SOFTWARE CORPORATION, a Colorado corporation

By /s/ Christopher J. Spencer

Christopher J. Spencer,     President